FILED BY BLACKROCK TCP CAPITAL CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK TCP CAPITAL CORP.
FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00899

The following press release was filed by BlackRock TCP Capital Corp. on November 2, 2023.

BLACKROCK TCP CAPITAL CORP. ANNOUNCES THIRD QUARTER 2023 FINANCIAL RESULTS INCLUDING NET INVESTMENT INCOME OF $0.49 PER SHARE; DECLARES FOURTH QUARTER DIVIDEND OF $0.34 PER SHARE AND A SPECIAL DIVIDEND OF $0.25 PER SHARE

SANTA MONICA, Calif., November 2, 2023  - BlackRock TCP Capital Corp. (“we,” “us,” “our,” “TCPC” or the “Company”), a business development company (NASDAQ: TCPC), today announced its financial results for the third quarter ended September 30, 2023 and filed its Form 10-Q with the U.S. Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

•
Net investment income for the quarter ended September 30, 2023 was $28.3 million, or $0.49 per share on a diluted basis, which exceeded the regular quarterly dividend of $0.34 per share paid on September 29, 2023. This represents 46 consecutive quarters of dividend coverage.

•	Net asset value per share was $12.72 at September 30, 2023 compared to $12.94 at June 30, 2023.

•
Net increase in net assets from operations for the quarter ended September 30, 2023 was $12.8 million, or $0.22 per share, compared to $16.3 million, or $0.28 per share for the quarter ended June 30, 2023. Net increase in net assets from operations for the nine months ended September 30, 2023 was $51.8 million, or $0.90 per share.

•	Total acquisitions during the quarter ended September 30, 2023 were $92.4 million and total dispositions were $125.6 million.

•	In October, Moody’s reaffirmed the Company’s investment-grade rating with stable outlook.

•	As of September 30, 2023, three portfolio companies are on non-accrual status, representing 1.1% of the portfolio at fair value and 1.7% at cost.

•
On August 4, 2023, the Funding Facility II was amended to extend the maturity date from August 4, 2025 to August 4, 2027. As part of the amendment, the interest rate was revised to SOFR plus a credit spread adjustment of 0.15%, plus a margin of 2.05%.

•
On November 2, 2023, our board of directors declared a fourth quarter regular dividend of $0.34 per share and a special dividend of $0.25 per share, both payable on December 29, 2023 to stockholders of record as of the close of business on December 15, 2023.

•
As previously disclosed, on September 6, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), pursuant to which the Company will merge with and into a wholly owned, indirect subsidiary of TCPC (“Merger Sub”), subject to shareholder approval, customary regulatory approvals and other closing conditions. Following the merger, TCPC will continue to trade on the Nasdaq Global Select Market under the ticker symbol “TCPC” and the Merger Sub will continue as a subsidiary of TCPC.

“We generated another strong quarter of earnings, with net investment income up 17% year-over-year, as we capitalized on the floating rate nature of our portfolio and the higher proportion of our liabilities that are fixed rate,” said Rajneesh Vig, BlackRock TCP Capital Corp. Chairman and CEO. “We selectively identified compelling new investment opportunities and funded a number of growth initiatives with our existing portfolio companies. The credit quality of our diverse portfolio of 143 companies also remains strong.”

“Importantly, we are excited about the proposed merger with BlackRock Capital Investment Corporation, which will drive further scale for TCPC,” Vig added. “The proposed merger brings together two similar portfolios that we know well as the same investment team has been managing both portfolios for many years. We believe the transaction positions the combined companies for sustained growth and would create meaningful value for shareholders, resulting from more efficient access to capital, the potential for improved trading dynamics, combined operating efficiencies, and a base management fee reduction in conjunction with a successful closing of the transaction.”

PORTFOLIO AND INVESTMENT ACTIVITY

As of September 30, 2023, our investment portfolio consisted of debt and equity positions in 143 portfolio companies with a total fair value of approximately $1.6 billion, 88.7% of which was senior secured debt. 76.1% of the total portfolio was first lien. Equity positions, which include equity interests in diversified portfolios of debt, represented approximately 11.3% of the portfolio. 94.9% of our debt investments were floating rate, 94.8% of which had interest rate floors.

As of September 30, 2023, the weighted average annual effective yield of our debt portfolio was approximately 14.1%(1) and the weighted average annual effective yield of our total portfolio was approximately 13.2%, compared with 13.8% and 12.8%, respectively, as of June 30, 2023. Debt investments in three portfolio companies were on non-accrual status as of September 30, 2023, representing 1.1% of the portfolio at fair value and 1.7% at cost.

During the three months ended September 30, 2023, we invested approximately $92.4 million, primarily in 8 investments, comprised of 4 new and 4 existing portfolio companies. Of these investments, $91.5 million, or 99.0% of total acquisitions, was in senior secured loans, and $0.9 million, or 1.0% of total acquisitions, was comprised primarily of equity investments. Additionally, we received approximately $125.6 million in proceeds from sales or repayments of investments during the three months ended September 30, 2023. New investments during the quarter had a weighted average effective yield of 14.8%. Investments we exited had a weighted average effective yield of 12.7%. We expect to continue to invest in senior secured loans, bonds and subordinated debt, as well as select equity investments, to obtain a high level of current income, with an emphasis on principal protection.

As of September 30, 2023, total assets were $1.7 billion, net assets were $735.0 million and net asset value per share was $12.72, as compared to $1.8 billion, $747.6 million, and $12.94 per share, respectively, as of June 30, 2023.

CONSOLIDATED RESULTS OF OPERATIONS

Total investment income for the three months ended September 30, 2023 was approximately $54.2 million, or $0.94 per share. Investment income for the three months ended September 30, 2023 included $0.03 per share from recurring original issue discount and exit fee amortization, $0.06 per share from interest income paid in kind, $0.02 per share in dividend income and $0.00 per share of other income. This reflects our policy of recording interest income, adjusted for amortization of premiums and discounts, on an accrual basis. Origination, structuring, closing, commitment, and similar upfront fees received in connection with the outlay of capital are generally amortized into interest income over the life of the respective debt investment.

Total operating expenses for the three months ended September 30, 2023 were approximately $25.9 million, or $0.45 per share, including interest and other debt expenses of $12.1 million, or $0.21 per share, and incentive compensation from net investment income of $6.0 million, or $0.10 per share. Excluding incentive compensation, interest and other debt expenses, annualized third quarter expenses were 4.2% of average net assets.

Net investment income for the three months ended September 30, 2023 was approximately $28.3 million, or $0.49 per share. Net realized losses for the three months ended September 30, 2023 were $0.1 million, or $0.00 per share. Net unrealized losses for the three months ended September 30, 2023 were $15.4 million, or $0.27 per share. Net unrealized losses for the three months ended September 30, 2023 were comprised of a $4.5 million unrealized loss on our investment in Edmentum, a $4.0 million unrealized loss on our investment in Khoros, a $3.6 million unrealized loss on our investment in Magenta Buyer, a $2.5 million unrealized loss on our investment in 36th Street Capital, a $2.4 million unrealized loss on our investment in Hylan, a $2.2 million unrealized loss on our investment in CIBT, offset by a $3.2 million unrealized gain on our investment in Astra Acquisition. Net increase in net assets resulting from operations for the three months ended September 30, 2023 was $12.8 million, or $0.22 per share.

(1)
Weighted average annual effective yield includes amortization of deferred debt origination and end-of-term fees and accretion of original issue discount, but excludes market discount and any prepayment and make-whole fee income. The weighted average effective yield on our debt portfolio excludes any debt investments that are distressed or on non-accrual status.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2023, available liquidity was approximately $352.9 million, comprised of approximately $261.2 million in available capacity under our leverage program and $91.7 million in cash and cash equivalents.

The combined weighted-average interest rate on debt outstanding at September 30, 2023 was 4.24%.

Total debt outstanding at September 30, 2023 was as follows:

	Maturity	Rate		Carrying Value (1)	Available	Total Capacity
Operating Facility	2026	SOFR+1.75%	(2)	$148,826,611	$151,173,389	$300,000,000	(3)
Funding Facility II	2027	SOFR+2.05%	(4)	100,000,000	100,000,000	200,000,000	(5)
SBA Debentures	2024−2031	2.52%	(6)	150,000,000	10,000,000	160,000,000
2024 Notes ($250 million par)	2024	3.900%		249,443,956	—	249,443,956
2026 Notes ($325 million par)	2026	2.850%		325,887,724	—	325,887,724
Total leverage				974,158,291	$261,173,389	$1,235,331,680
Unamortized issuance costs				(3,784,018)
Debt, net of unamortized issuance costs				$970,374,273

(1)	Except for the 2024 Notes and the 2026 Notes, all carrying values are the same as the principal amounts outstanding.

(2)
As of September 30, 2023, $139.0 million of the outstanding amount is subject to a SOFR credit adjustment of 0.11%. $7.8 million of the outstanding amount bore interest at a rate of EURIBOR + 2.00% and $2.0 million of the outstanding amount bore interest at a rate of Prime + 1.00%.

(3)	Operating Facility includes a $100.0 million accordion which allows for expansion of the facility to up to $400.0 million subject to consent from the lender and other customary conditions.

(4)	Subject to certain funding requirements and a SOFR credit adjustment of 0.15%.

(5)	Funding Facility II includes a $50.0 million accordion which allows for expansion of the facility to up to $250.0 million subject to consent from the lender and other customary conditions.

(6)	Weighted-average interest rate, excluding fees of 0.35% or 0.36%.

On October 27, 2023, our board of directors re-approved our stock repurchase plan to acquire up to $50.0 million in the aggregate of our common stock at prices at certain thresholds below our net asset value per share, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934. During the three months and quarter ended September 30, 2023, no shares were repurchased.

MERGER AGREEMENT

As previously disclosed, on September 6, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock Capital Investment Corporation, a Delaware corporation (“BCIC”), BCIC Merger Sub, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of the Company (formerly known as Project Spurs Merger Sub, LLC, “Merger Sub”), and, solely for the limited purposes set forth therein, (x) BlackRock Capital Investment Advisors, LLC, a Delaware limited liability company and investment adviser to BCIC (“BCIA”), and (y) Tennenbaum Capital Partners, LLC (the “Advisor”).  The Company’s Board of Directors and the BCIC Board of Directors, including all of the independent directors of each board, on the recommendation of a special committee comprised solely of the independent directors of each respective board, have approved the Merger Agreement and the terms and transactions contemplated thereby. For more information, please refer to the Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023.

On October 6, 2023, the Company filed a preliminary registration statement on Form N-14, which included a joint proxy statement of the Company and BCIC and the Company’s prospectus. The registration statement on Form N-14 is subject to review by the SEC. Once the registration statement on Form N-14 is declared effective, we will file the final joint proxy statement/prospectus with the SEC and begin mailing proxies to stockholders. The transaction is subject to approval by our and BCIC’s stockholders, customary regulatory approvals and other closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2024. For more information, please refer to the Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023 and the joint proxy statement on Form N-14, as filed with the SEC on October 6, 2023.

In connection with entry into the Merger Agreement and subject to closing of the merger, the Advisor has agreed reduce its base management fee rate for managing the Company from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of the Company (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of the Company would remain 1.00%) with no change to the basis of calculation.

RECENT DEVELOPMENTS

On November 2, 2023, our board of directors declared a fourth quarter dividend of $0.34 per share and a special dividend of $0.25 per share, both payable on December 29, 2023 to stockholders of record as of the close of business on December 15, 2023.

CONFERENCE CALL AND WEBCAST

BlackRock TCP Capital Corp. will host a conference call on Thursday, November 2, 2023 at 1:00 p.m. Eastern Time (10:00 a.m. Pacific Time) to discuss its financial results. All interested parties are invited to participate in the conference call by dialing (833) 470-1428 ; international callers should dial (404) 975-4839. All participants should reference the access code 113449. For a slide presentation that we intend to refer to on the earnings conference call, please visit the Investor Relations section of our website (www.tcpcapital.com) and click on the Third Quarter 2023 Investor Presentation under Events and Presentations. The conference call will be webcast simultaneously in the investor relations section of our website at http://investors.tcpcapital.com/. An archived replay of the call will be available approximately two hours after the live call, through November 9, 2023. For the replay, please visit https://investors.tcpcapital.com/events-and-presentations or dial (866) 813-9403. For international replay, please dial (929) 458-6194. For all replays, please reference access code 369837.

BlackRock TCP Capital Corp.

Consolidated Statements of Assets and Liabilities

	September 30, 2023	December 31, 2022
	(unaudited)
Assets
Investments, at fair value:
Non-controlled, non-affiliated investments (cost of $1,417,840,118 and $1,474,146,428, respectively)	$1,357,720,924	$1,402,764,659
Non-controlled, affiliated investments (cost of $38,607,673 and $37,132,993, respectively)	65,709,964	69,089,697
Controlled investments (cost of $195,494,803 and $158,500,500, respectively)	169,889,830	137,733,285
Total investments (cost of $1,651,942,594 and $1,669,779,921, respectively)	1,593,320,718	1,609,587,641

Cash and cash equivalents	91,653,006	82,435,171
Interest, dividends and fees receivable	26,660,224	20,903,797
Deferred debt issuance costs	4,061,159	3,597,236
Receivable for investments sold	—	—
Prepaid expenses and other assets	3,469,747	2,826,004
Total assets	1,719,164,854	1,719,349,849

Liabilities
Debt (net of deferred issuance costs of $3,784,018 and $5,056,427, respectively)	970,374,273	944,005,814
Incentive fees payable	6,010,047	4,883,575
Interest and debt related payables	3,776,700	9,260,738
Reimbursements due to the Advisor	1,232,776	1,498,733
Management fees payable	—	6,084,202
Distributions payable	—	2,888,363
Payable for investments purchased	—	1,937,465
Accrued expenses and other liabilities	2,773,761	2,037,169
Total liabilities	984,167,557	972,596,059

Net assets	$734,997,297	$746,753,790

Composition of net assets applicable to common shareholders
Common stock, $0.001 par value; 200,000,000 shares authorized, 57,767,264 and 57,767,264 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	$57,767	$57,767
Paid-in capital in excess of par	967,890,570	967,890,570
Distributable earnings (loss)	(232,951,040)	(221,194,547)
Total net assets	734,997,297	746,753,790
Total liabilities and net assets	$1,719,164,854	$1,719,349,849
Net assets per share	$12.72	$12.93

BlackRock TCP Capital Corp.

Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Investment income
Interest income (excluding PIK):
Non-controlled, non-affiliated investments	$46,722,801	$42,027,715	$138,140,812	$116,673,959
Non-controlled, affiliated investments	48,712	38,543	141,950	105,586
Controlled investments	2,970,153	1,970,246	7,954,881	5,706,085
PIK income:
Non-controlled, non-affiliated investments	3,511,734	2,061,595	8,728,033	5,146,491
Controlled investments	—	—	310,993	—
Dividend income:
Non-controlled, non-affiliated investments	263,420	278,321	821,599	765,404
Non-controlled, affiliated investments	672,734	597,715	1,960,002	1,741,419
Controlled investments	—	855,124	—	3,419,023
Other income:
Non-controlled, non-affiliated investments	21,387	331,420	376,209	657,153
Non-controlled, affiliated investments	—	45,650	45,650	97,503
Total investment income	54,210,941	48,206,329	158,480,129	134,312,623

Operating expenses
Interest and other debt expenses	12,133,863	10,167,966	35,971,338	28,882,380
Management fees	6,092,673	6,629,270	18,065,948	19,903,163
Incentive fees	6,010,047	5,173,948	17,255,238	13,876,038
Professional fees	745,978	386,531	1,519,106	1,366,919
Administrative expenses	357,921	403,355	1,092,268	1,324,450
Director fees	185,500	287,541	745,319	746,654
Insurance expense	134,212	146,566	426,790	508,688
Custody fees	94,811	80,659	276,727	241,181
Other operating expenses	122,860	539,026	1,781,273	2,047,545
Total operating expenses	25,877,865	23,814,862	77,134,007	68,897,018

Net investment income before taxes	28,333,076	24,391,467	81,346,122	65,415,605

Excise tax expense	13,164	—	48,604	—
Net investment income	28,319,912	24,391,467	81,297,518	65,415,605

Realized and unrealized gain (loss) on investments and foreign currency
Net realized gain (loss):
Non-controlled, non-affiliated investments	(128,841)	133,449	(31,153,173)	(29,235,313)
Non-controlled, affiliated investments	—	124,191	—	11,172,439
Controlled investments	—	—	—	(124,801)
Net realized gain (loss)	(128,841)	257,640	(31,153,173)	(18,187,675)

Net change in unrealized appreciation (depreciation):
Non-controlled, non-affiliated investments	(9,268,963)	(15,273,883)	11,820,648	(23,435,906)
Non-controlled, affiliated investments	(4,131,670)	(1,568,147)	(5,339,736)	(8,726,239)
Controlled investments	(1,967,506)	18,431,930	(4,837,760)	23,494,107
Net change in unrealized appreciation (depreciation)	(15,368,139)	1,589,900	1,643,152	(8,668,038)

Net realized and unrealized gain (loss)	(15,496,980)	1,847,540	(29,510,021)	(26,855,713)

Net increase (decrease) in net assets resulting from operations	$12,822,932	$26,239,007	$51,787,497	$38,559,892

Basic and diluted earnings (loss) per share	$0.22	$0.45	$0.90	$0.67

Basic and diluted weighted average common shares outstanding	57,767,264	57,767,264	57,767,264	57,767,264

ABOUT BLACKROCK TCP CAPITAL CORP.

BlackRock TCP Capital Corp. (NASDAQ: TCPC) is a specialty finance company focused on direct lending to middle-market companies as well as small businesses. TCPC lends primarily to companies with established market positions, strong regional or national operations, differentiated products and services and sustainable competitive advantages, investing across industries in which it has significant knowledge and expertise. TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. TCPC is a publicly-traded business development company, or BDC, regulated under the Investment Company Act of 1940 and is externally managed by its advisor, a wholly-owned, indirect subsidiary of BlackRock, Inc. For more information, visit www.tcpcapital.com.

FORWARD-LOOKING STATEMENTS

Prospective investors considering an investment in BlackRock TCP Capital Corp. should consider the investment objectives, risks and expenses of the company carefully before investing. This information and other information about the company are available in the company’s filings with the Securities and Exchange Commission (“SEC”). Copies are available on the SEC’s website at www.sec.gov and the company’s website at www.tcpcapital.com. Prospective investors should read these materials carefully before investing.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on estimates, projections, beliefs and assumptions of management of the company at the time of such statements and are not guarantees of future performance. Forward-looking statements involve risks and uncertainties in predicting future results and conditions. Actual results could differ materially from those projected in these forward-looking statements due to a variety of factors, including, without limitation, changes in general economic conditions or changes in the conditions of the industries in which the company makes investments, risks associated with the availability and terms of financing, changes in interest rates, availability of transactions, and regulatory changes. Certain factors that could cause actual results to differ materially from those contained in the forward-looking statements are included in the “Risk Factors” section of the company’s Form 10-K for the year ended December 31, 2022, and the company’s subsequent periodic filings with the SEC. In connection with the Merger, certain factors includes the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. Copies are available on the SEC’s website at www.sec.gov and the company’s website at www.tcpcapital.com. Forward-looking statements are made as of the date of this press release and are subject to change without notice. The company has no duty and does not undertake any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

SOURCE:
BlackRock TCP Capital Corp.

CONTACT
BlackRock TCP Capital Corp.
Katie McGlynn
310-566-1094
investor.relations@tcpcapital.com

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

Additional Information and Where to Find It

This press release relates to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).  In connection with the Merger, each of BCIC and TCPC have filed with the SEC a registration statement on Form N-14 (the “Registration Statement”), which includes a joint proxy statement of BCIC and TCPC and prospectus of TCPC (the “Joint Proxy Statement”). The Joint Proxy Statement and Registration Statement contain important information about BCIC, TCPC, the Merger and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Participants in the Solicitation

BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.